UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

American Shared Hospital Services
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)
TIGH II, LLC Attention: Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 843-744-5174	With a copy to: Christopher J. Hubbert 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Anita G. Zucker, as Trustee of The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 331,160
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 331,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS TIGH II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 331,160
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 331,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value, of American Shared Hospital Services, a California corporation (“AMS”) with principal executive offices located at 601 Montgomery Street, Suite 1112, San Francisco, California 94111-2619, beneficially owned by TIGH II, LLC, a company that is controlled by Anita G. Zucker, as Trustee of The Article 6 Marital Trust under the The First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007.

Item 2. Identity and Background.

Anita G. Zucker a citizen of the State of South Carolina and the United States of America. Mrs. Zucker’s principal occupation is as the chairperson and chief executive officer of The InterTech Group, Inc.

TIGH II, LLC is a Delaware limited liability company owned by InterTech, which is owned by The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007. TIGH II holds investments in various companies. Mrs. Zucker is the president of TIGH II and the trustee and beneficiary of the Marital Trust.

The business address of both Mrs. Zucker and TIGH II is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.

During the last five years, neither Mrs. Zucker nor TIGH II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 331,160 shares of common stock of AMS (the “Shares”) reported in this Schedule 13D were purchased by TIGH II for $1,035,696 using available funds.

Item 4.          Purpose of Transaction.

TIGH II acquired the Shares for investment purposes. TIGH II continually reviews the performance of this investment and its investment alternatives. As part of the ongoing review of its investment in the Shares, TIGH II may explore from time to time a variety of alternatives, including the acquisition of additional securities of AMS, or the disposition of securities of AMS in the open market or in privately negotiated transactions. TIGH II may explore, support, sponsor or promote other alternatives with respect to its investment in the Shares, including but not limited to an extraordinary corporate transaction involving AMS, other changes in the present board of directors or management of AMS, changes in management’s compensation, or changes in AMS’s business or corporate structure. As a substantial shareholder, TIGH II expects to communicate from time to time in the future to management and the board of directors its views as to matters that TIGH II believes will benefit AMS and its shareholders.

Although the prior paragraph reflects activities presently contemplated by TIGH II with respect to AMS, TIGH II’s plans may change at any time, and TIGH II may not take any of the actions referred to above.

Except as set forth above, as of the date of this Schedule 13D, TIGH II does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of AMS, or the disposition of securities of AMS;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMS or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of AMS or any of its subsidiaries;

(d) Any change in the present board of directors or management of AMS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of AMS;

(f) Any other material change in AMS’s business or corporate structure;

(g) Changes in AMS’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMS by any person;

(h) Causing a class of securities of AMS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of AMS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, TIGH II reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a)         TIGH II is the record owner of 331,160 shares of common stock, which is 5.2% of the 6,420,000 outstanding common shares of AMS on November 8, 2024, according to the company’s September 30, 2024 Quarterly Report on Form 10-Q. As the president and indirect owner of TIGH II, Mrs. Zucker is considered the beneficial owner of the Shares.

(b)         Mrs. Zucker and TIGH II share the power to vote and to dispose of the Shares.

(c)         During past sixty days, TIGH II has acquired 124,019 shares of AMS and sold 1,500 shares in open market transactions through a broker. These transactions are detailed in the following table.

Date of Transaction	Number of Shares	Price Per Share	Bought or Sold
09/23/2024	5,804	$3.04	Buy
09/23/2024	1000	$3.02	Buy
09/23/2024	400	$3.03	Buy
09/23/2024	2,945	$3.05	Buy
09/24/2024	200	$3.02	Buy
09/25/2024	93	$3.01	Buy
09/25/2024	500	$3.02	Buy
09/26/2024	300	$3.06	Buy
09/30/2024	1,300	$3.05	Buy
10/01/2024	8,158	$3.04	Buy
10/01/2024	3,586	$3.05	Buy
10/01/2024	500	$3.05	Sell
11/13/2024	4,000	$2.98	Buy
11/13/2024	12,000	$3.01	Buy
11/13/2024	2,500	$2.99	Buy
11/13/2024	9,500	$3.05	Buy
11/13/2024	1,500	$3.00	Buy
11/14/2024	9,400	$3.07	Buy
11/14/2024	62	$3.05	Buy
11/14/2024	5,600	$3.03	Buy
11/15/2024	20,000	$3.07	Buy
11/15/2024	1,000	$3.08	Sell
11/18/2024	857	$3.01	Buy
11/18/2024	16,847	$3.04	Buy
11/18/2024	12,500	$3.02	Buy
11/18/2024	855	$2.98	Buy
11/19/2024	1,134	$3.00	Buy
11/19/2024	2,978	$3.01	Buy

(d)         Mrs. Zucker and TIGH II share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7. Material to be Filed as Exhibits.

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anita G. Zucker
November 20, 2024	Anita G. Zucker, as Trustee for The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007
TIGH II, LLC /s/ Anita G. Zucker
November 20, 2024	By Anita G. Zucker, President